ADA-ES, Inc.
                           8100 SouthPark Way, Unit B
                            Littleton, Colorado 8120


                                 August 24, 2006


VIA EDGAR and FEDERAL EXPRESS
-----------------------------

Edward M. Kelly, Senior Counsel
Division of Corporation Finance
Mail Stop 20549-7010
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010


                  Re:      ADA-ES, Inc.
                           Amendment No. 3 to Registration Statement on Form S-3 Originally Filed January 17, 2006
                           SEC File No. 333-131085

Dear Mr. Kelly:

     On behalf of ADA-ES, Inc. ("we" or the "Company"), we respond as follows to your facsimile and attachments dated April 24, 2006 relating to the above-captioned registration statement on Form S-3. Captions and page references herein correspond to those set forth in Amendment No. 3 to the registration statement ("Amendment No. 3" or the "prospectus"), a copy of which has been marked against the changes from the Amendment 2 to the Registration Statement as filed on April 20, 2006.

     In your absence, we are also delivering three (3) courtesy copies of such marked Amendment No. 3 to Christopher B. Edwards, Special Counsel. Please note that for the Staff's convenience, we have recited each of the Staff's comments and provided our response immediately thereafter.

Comments and Responses:

     o Move the "Forward Looking Statements" section so that it follows the risk factors See Item 503(c) of Regulation S-K
                                ------------------------

     We have moved the Forward Looking Statements section as requested.

     o    Provide the undertakings specified in subparagraphs (b) and (h) of
          Item 512 of Regulation S-K

     We have revised the Undertakings section to include the requested undertakings from subparagraphs (b) and (h) of Item 512 of Regulation S-K.

     I believe that this responds to all of the Staff's comments. Please do not hesitate to contact me if you have any further questions of comments. I can be reached at telephone 303-734-1727.

                                       Sincerely,

                                       ADA-ES Inc.
                                       /s/ Mark H. Mckinnies
                                       Mark McKinnies,  Chief Financial Officer